# APPENDIX B:
# FINANCIAL STATEMENTS
(Unaudited)



## Independent Accountants' Review Report

To the Board of Directors
Lyric on Location LLC
308 East 9th Street, Unit 406
Los Angeles, California 90015

We have reviewed the accompanying balance sheet of Lyric on Location LLC (a California limited liability company), as of July 10, 2020, and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

*Shanli Liu*

Shanli, Liu CPA

781-518-8739

sliu@creliable.net

Ten Post Office Square, Suite 800, Boston, MA 02109

American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants

# LYRIC ON LOCATION LLC

BALANCE SHEET

**and**

INDEPENDENT ACCOUNTANTS'

REVIEW REPORT

**July 10, 2020**

# Table of Contents

**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**.................................1

**FINANCIAL STATEMENTS**
Balance Sheet............................................................................................2
Notes to Financial Statements.................................................................3

# LYRIC ON LOCATION LLC

Balance Sheet

July 10, 2020

**(See Independent Accountants' Review Report)**

## ASSETS

**CURRENT ASSETS**
    Cash      $      -

**TOTAL ASSETS**      $      -

## LIABILITIES AND MEMBER'S CAPITAL

**LONG-TERM LIABILITIES**
    Shareholder notes payable      $      -

**TOTAL LIABILITIES**      $      -

**SHAREHOLDER'S EQUITY**

| | |
|---|---:|
| Capital Contribution | 1,411 |
| Net income/(loss) | (1,411) |
| **TOTAL LIABILITIES and EQUITY** | $    - |

See Accompanying Notes to the Balance Sheet

**LYRIC ON LOCATION LLC**
NOTES TO FINANCIAL STATEMENT (BALANCE SHEET)
July 10, 2020
**(See Independent Accountants' Review Report)**

## 1. ORGANIZATION

**LYRIC ON LOCATION LLC** (the "Company") a California Limited Liability Company, was incorporated on June 23, 2020 and is a live entertainment company located in Los Angeles, California. The manager of the company is Ryan G. Braun, who holds 80% interest in the company. The other member of the company is Dorothy M. Braun, who holds 20% interest.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### a. Basis of Presentation

The Balance sheet of the company has been prepared in conformity with accounting principles generally accepted in the United States of America

### b. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of July 10, 2020

### c. Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the member and taxed depending on the member's personal tax situations. The financial statements therefore do not reflect a provision for income taxes. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of July 10, 2020, the Company does not believe that it has taken any position that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses.

## 3. SUBSEQUENT EVENT

Management has evaluated subsequent events through July 10, 2020, which is the date the review report was available to be issued. There are no recognized or non-recognized subsequent events that existed at the balance sheet date which are necessary to disclose to keep the financial statements from being misleading.